The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

June 5, 2013

Harry J. Dempsey

Steve Hunt

Ted S. Kinsey

Gilbert E. Lee

Clay Smith

Michael L. Woolfolk

HopFed Bancorp, Inc.

4155 Lafayette Road

Hopkinsville, KY 42240

RE: Misleading Statements at 2013 HopFed Bancorp, Inc. Annual Shareholders Meeting

Gentlemen:

I am writing this letter to inform you that your Chief Executive Officer and Chief Financial Officer presented misleading and potentially fraudulent information at the Annual Shareholder Meeting on May 15, 2013. As a member of the HopFed Bancorp Board of Directors, it is your fiduciary responsibility to supervise and approve the content of any and all public statements.

In the Company’s PowerPoint presentation, Mssrs. John Peck and Billy Duvall showed the Return on Equity measures for Heritage Bank, not for the public company, HopFed Bancorp, Inc. (HFBC). This was an HFBC meeting, not a Heritage Bank meeting. Given the purpose of this meeting and the audience of public shareholders, these numbers could be considered fraudulent.

Here are the ROE numbers presented at the Annual Meeting vs. the ROE numbers published by HFBC in its 2012 Annual Report:

RETURN ON EQUITY (ROE)	2012	2011	2010
Heritage Bank	4.35%	3.59%	7.50%
HopFed Bancorp, Inc.	2.49%	1.64%	5.38%
% Increase of Bank over Bancorp	75%	119%	39%

Your CEO and CFO hand-selected figures that are not representative of the actual returns earned for HFBC shareholders and that contradict previously published numbers. It is Management’s responsibility to fairly present corporate performance to the owners – not to present a subsidiary’s numbers that show fewer corporate failings.

It is your responsibility to oversee Management and the information being distributed to the Company’s owners. There was no reason for Management to choose inflated numbers for a shareholder presentation in place of the numbers documented in HFBC’s SEC-filed Annual Report. Further negligence by Board members will not be tolerated. Consider yourself personally on notice.

I expect you to address and remediate any and all deceptive conduct. I am leaving it to the Board to ensure that the Company reaches a level of professionalism consistent with that expected and required of a public company.

Very truly yours,

Joseph Stilwell

Cc:	Robert M. Bolton

John E. Peck

Billy C. Duvall